J.P. MORGAN TRUST I

270 Park Avenue

New York, New York 10017

April 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Attn: Filing Desk

RE:	J.P. MORGAN TRUST I (the “Trust” or “Registrant”)

JPMorgan Intermediate Tax Free Bond Fund (the “Fund”)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-194631), as filed with the Securities and Exchange Commission (“Commission”) on March 17, 2014 (the “Registration Statement”), relating to the proposed reorganization of each of JPMorgan Arizona Municipal Bond Fund, JPMorgan Michigan Municipal Bond Fund and JPMorgan Ohio Municipal Bond Fund (each an “Acquired Fund”), each a portfolio of J.P. Morgan Trust II, in which each Acquired Fund would transfer substantially all of its assets to JPMorgan Intermediate Tax Free Bond Fund (the “Acquiring Fund”), a portfolio of J.P. Morgan Trust I, in exchange for shares of the Acquiring Fund.

The Registration Statement was filed with the Commission pursuant to Rule 488 under the Securities Act of 1933 (“Securities Act”) on March 17, 2014 (Accession Number 0001193125-14-102534). The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of New York and the State of New York, on the 11th day of April, 2014.

If you have any questions, please contact me at (212) 623-2435.

Very truly yours,

/s/ Pamela L. Woodley
Pamela L. Woodley
Assistant Secretary